Exhibit 99.1

China Gerui Advanced Materials Group Limited Receives Nasdaq Notification of Non-Compliance with Market Value of Publicly Held Shares Rule

ZHENGZHOU, China, March 2, 2015 /PRNewswire-FirstCall/ -- China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui," or the "Company"), a leading high- precision, cold-rolled steel producer in China, today announced that on February 24, 2015, it received a written notice (the "Notice") from the Listing Qualifications department of The Nasdaq Stock Market ("Nasdaq") indicating that the Company is not in compliance with the Nasdaq Listing Rule 5450(b)(1)(c) because the market value of publicly held shares ("MVPHS") of the Company's ordinary shares has fallen below the minimum $5,000,000 requirement for continued listing for a period of at least 30 consecutive business days. However, the Nasdaq Listing Rules ("Nasdaq Rules") also provides the Company a compliance period of 180 calendar days, or until August 24, 2015, to regain compliance. If at any time before August 24, 2015, the MVPHS of the Company's ordinary shares is $5,000,000 for a minimum of 10 consecutive business days, the Company will regain compliance with this rule.

In the event the Company does not regain compliance with the Nasdaq Rules prior to the expiration of the 180-day compliance period, it will receive written notification from Nasdaq that the Company's ordinary shares are subject to delisting. Alternatively, Nasdaq may permit the Company to transfer its ordinary shares to The Nasdaq Capital Market if, at that time, the Company satisfies the Nasdaq Capital Market's continued listing requirements.

At present, China Gerui will strategically review its business outlook and determine whether and how it can regain compliance during the initial 180 day compliance period and will actively monitor its performance with respect to the listing standards.  The Notice has no immediate effect at this time on the listing of the Company's ordinary shares and will continue to trade on the Nasdaq Global Select Market under the ticker symbol "CHOP."

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food and industrial packaging, construction and household decorations materials, electrical appliances, and telecommunications wires and cables. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website athttp://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com